GUARANTEE AGREEMENT

This GUARANTEE AGREEMENT (this “Agreement”) is made as of the      day of May, 2009, by and between China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands (the “Guarantor”) and CMTF Private Equity One (the “Holder”).

WHEREAS, China Green Holdings Ltd., a company incorporated under the laws of the British Virgin Islands (the “Issuer) and a wholly owned subsidiary of CGIG, China Green Industry Group Limited, a company incorporated under the laws of the British Virgin Islands (“CGIG”) and a wholly owned subsidiary of the Guarantor, the Guarantor, and the Holder has entered into a subscription agreement (the “Subscription Agreement”) dated April 28, 2009, pursuant to which the Holder has agreed to purchase a convertible note (the “Convertible Note”) in a principal amount of US$10,000,000. The Convertible Note is, at the option of the Holder, either convertible into outstanding ordinary shares of the Issuer (the “CGHL Shares”) held by CGIG or exchangeable for shares of common stock of the Guarantor (the “CTDC Shares”);

WHEREAS, in order to induce the Holder to purchase the Convertible Note from the Issuer, the Guarantor has agreed to guarantee unconditionally all of the obligations of the Issuer under the Convertible Note, including, without limitation, the obligations to pay principal of and accrued and unpaid interest on the Convertible Note and all other amounts payable by the Issuer under the terms of the Convertible Note and the Subscription Agreement pursuant to the terms and provisions hereof;

WHEREAS, the Guarantor and the Issuer are operated as part of one combined business group and are directly dependent upon each other for and in connection with their respective business activities and their respective financial resources. The Guarantor will receive direct and indirect economic, financial and other benefits from the indebtedness incurred under the Subscription Agreement and the Convertible Note by the Issuer, and under this Agreement by the Guarantor, and the incurrence of such indebtedness is in the best interests of the Guarantor. The Issuer and the Guarantor have induced the Holder to purchase the Convertible Note based on the consolidated financial condition of the Guarantor and the Issuer;

WHEREAS, it is a condition to the obligations of the Holder under the Subscription Agreement that the Guarantor execute and deliver this Agreement; and

WHEREAS, subject to the terms and conditions of this Agreement, the Guarantor is willing to guarantee to the Holder the Issuer’s obligations under the Convertible Note.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Guarantor hereby covenants and agrees as follows:

Section 1. The Guarantee. Subject to the terms and conditions set forth in this Agreement, the Guarantor hereby guarantees (the “Guarantee”) as principal obligor to the Holder of a Convertible Note and its successors and assigns all obligations of the Issuer under such Note, including, without limitation, the due and punctual payment of the principal of and accrued and unpaid interest on, and all other amounts payable under, the Convertible Note and this Agreement (the “Guaranteed Amounts”).

Section 2. Guarantee Unconditional. The obligations of the Guarantor hereunder shall be unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by:

(a) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Issuer under the Subscription Agreement or any Convertible Note, by operation of law or otherwise;

(b) any modification or amendment of or supplement to this Agreement or any Convertible Note;

(c) any change in the corporate existence, structure or ownership of the Issuer, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Issuer or its assets or any resulting release or discharge of any obligation of the Issuer contained in this Agreement or any Convertible Note;

(d) the existence of any claim, set off or other rights which the Guarantor may have at any time against the Issuer, the Holder or any other person, whether in connection with this Agreement or any unrelated transactions; provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim;

(e) any invalidity, irregularity, or unenforceability relating to or against the Issuer for any reason of this Agreement or any Convertible Note; or

(f) any other act or omission to act or delay of any kind by the Issuer, the Holder or any other person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to such Guarantor’s obligations hereunder.

Section 3. Discharge; Reinstatement. The Guarantor’s obligations hereunder will remain in full force and effect until the Guarantee is released pursuant to Section 8 hereof. If at any time any payment of the principal or interest on any Convertible Note or any other amount payable by the Guarantor under this Agreement is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Issuer or otherwise, the Guarantor’s obligations hereunder with respect to such payment will be reinstated as though such payment had been due but not made at such time. All payments under the Guarantee will be made in U.S. dollars.

Section 4. Waiver by the Guarantor. The Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any person against the Issuer or any other person. In particular, the Guarantor irrevocably waives its right to require the Holder to pursue or exhaust their legal or equitable remedies against the Issuer prior to exercising their rights under the Guarantee.

Section 5. Subrogation. Upon making any payment with respect to any obligation of the Issuer under this Agreement, the Guarantor will be subrogated to the rights of the payee against the Issuer with respect to such obligation, provided that the Guarantor may not enforce any right of subrogation with respect to such payment so long as any amount payable by the Issuer hereunder or under the Convertible Note remains unpaid. Upon the written request of the Guarantor, the Holder will execute and deliver an instrument evidencing such subrogation.

Section 6. Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Issuer under this Agreement or the Convertible Note is stayed upon the insolvency, bankruptcy or reorganization of the Issuer, all such amounts otherwise subject to acceleration under the terms of this Agreement are nonetheless payable by the Guarantor hereunder forthwith on demand by the Holder.

Section 7. Execution and Delivery of Guarantee. The execution by the Guarantor of this Agreement evidences the Guarantee. The delivery and execution of any Convertible Note by the Issuer constitutes due delivery of the Guarantee set forth in this Agreement on behalf of the Guarantor.

Section 8. Release of the Guarantee.

(a) Subject to Sections 3 and 8(b), the Guarantee given by the Guarantor will be released upon: (1) repayment in full of the principal and accrued and unpaid interest on the Convertible Note and all other amounts payable by the Issuer; or (2) (i) conversion of the entire principal amount of the Convertible Note into CGHL Shares and repayment in full of accrued and unpaid interest on the Convertible Note; (ii) exchange of the entire principal amount of the Convertible Note for CTDC Shares and repayment in full of accrued and unpaid interest on the Convertible Note; or (iii) any combination of (i) and (ii) above. Upon the written request of the Issuer, the Holder will execute and deliver an instrument evidencing such release and discharge.

(b) No release and discharge of the Guarantee will be effective against the Holder of the Convertible Note if an Event of Default shall have occurred and be continuing under the Convertible Note as of the time of such proposed release and discharge until such time as such Event of Default is cured or waived.

Section 9. Limitation on Guarantor Liability. The Guarantor, and by its acceptance of the Convertible Note, the Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of applicable bankruptcy or insolvency laws or any similar law to the extent applicable to any guarantee. To effectuate the foregoing intention, the Holder and the Guarantor hereby irrevocably agree that the Guarantor’s liability shall be that amount from time to time equal to the aggregate liability of the Guarantor under the Guarantee, but shall be limited to the lesser of (x) the aggregate amount of the Issuer’s obligations under the Convertible Note and the Subscription Agreement or (y) the amount, if any, which would not have (1) rendered the Guarantor “insolvent” (as such term is defined in bankruptcy law and in the debtor and creditor law of the State of New York) or (2) left it with unreasonably small capital at the time its Guarantee with respect to the Convertible Note was entered into, after giving effect to the incurrence of existing debt immediately before such time; provided, however, it shall be a presumption in any lawsuit or proceeding in which the Guarantor is a party that the amount guaranteed pursuant to the Guarantee with respect to the Convertible Note is the amount described in clause (x) above unless any creditor, or representative of creditors of the Guarantor, or debtor in possession or trustee in bankruptcy of the Guarantor, otherwise proves in a lawsuit that the aggregate liability of the Guarantor is limited to the amount described in clause (y).

Section 10. Notices. All notices and other communications required or permitted under this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

Holder: With a copy to:	To their respective addresses set forth on the signature
pages to the Subscription Agreement
Goodwin Procter LLP
135 Commonwealth Drive
Menlo Park, California 94025
United States of America
Attention: William Davisson
Fax: (650) 853-1038
Guarantor:	China Technology Development Group Corporation Unit 1903, 19/F, West Tower, Shun Tak Centre 168-200 Connaught Road, Central Hong Kong SAR, China Attention: Mr. Alan Li Fax: (852) 3112-8410
With a copy to:	Baker & McKenzie LLP Suite 3401, China World Tower 2 China World Trade Center 1 Jianguomenwai Dajie Beijing 100004, PRC Attention: Scott Clemens Fax: +86 10 6505 2309

All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the Business Day following dispatch and (d) in the case of first class air mail, on the fifth Business Day following mailing. The term “Business Day” means any weekday that is not a day on which banking institutions in the City of New York or Hong Kong are authorized or obligated to close.

Section 11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts to be performed entirely within the State of New York.

Section 12. Binding Effect; Assignment; No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit and be enforceable by the respective successors and assigns of the parties hereto, provided that (a) the Guarantor may not assign this Agreement without the prior written consent of the Holder and (b) the Holder may only transfer rights under this Agreement to the transferee(s) of all or a portion of the principal amount of the Convertible Note. Neither this Agreement nor any remedy arising hereunder is intended for the benefit of, or is enforceable by, any person other than Holder, Guarantor and their respective successors and assigns.

Section 13. Amendment or Waiver. This Agreement may not be changed, discharged or terminated (except as expressly provided herein) without the written consent of each of the parties hereto, and no provision hereof may be waived without the written consent of the party to be bound thereby.

Section 14. Counterparts. This Agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

Section 15. Severability. To the extent permitted by applicable law, the illegality or unenforceability of any provision of this Agreement shall not in any way affect or impair the legality or enforceability of the remaining portions of this Agreement.

Section 16. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(Signature Page Follows)

GUARANTOR:

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

By: Name:Alan Li Title:Director
HOLDER:

CMTF PRIVATE EQUITY ONE

By:	—
Name:	Feng Yu
Title:	Director